Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries

Computation of Other Ratios

As of June 30, 2011

(Amounts in thousands except ratios)

Adjusted EBITDA to cash interest ratio: The Adjusted EBITDA to cash interest ratio is defined as Adjusted EBITDA divided by net cash interest expense (defined as interest expense plus/minus interest income and non-cash interest expense). (1)

Adjusted EBITDA (1)	$1,051,081

Pro Forma net cash interest expense (1)	$162,592

Adjusted EBITDA to cash interest ratio	6.5

(1)	Adjusted EBITDA and pro forma net cash interest expense are defined and calculated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

Maximum Total Debt less Unrestricted Cash, Cash Equivalents and Permitted Investments to Adjusted EBITDA Ratio: The maximum total debt less unrestricted cash to adjusted EBITDA ratio is defined as total net debt (defined as the sum of note payable and long-term debt less cash and cash equivalents) divided by Adjusted EBITDA.

Long-term debt, excluding debt discount	$3,385,290
Cash, cash equivalents and permitted investments	(1,185,740)

Total Net Debt	$2,199,550

Adjusted EBITDA (1)	$1,051,081

Total debt less unrestricted cash, cash equivalents and permitted investments to adjusted EBITDA ratio	2.1

(1)	Adjusted EBITDA is defined and calculated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.